Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Phillips 66 Co (PSX)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Phillips 66 Co (PSX)
Vote Yes: Proposal 6 – Shareholder Proposal Regarding Report on Shift to Recycled Plastics

Annual Meeting: Wednesday, May 11, 2022

CONTACT: Conrad MacKerron | mack@asyousow.org

Joshua Romo | jromo@asyousow.org

THE RESOLUTION

Resolved: With board oversight, shareholders request that Phillip 66 prepare a report (at reasonable cost and omitting proprietary information) describing how the Company could shift its plastic resin business model from virgin to recycled polymer production as a means of reducing plastic pollution of the oceans.

Supporting Statement: Proponents recommend that, in the Board’s discretion, the report include:

•	Quantification (in tons and/or as a percentage of total) of the company’s polymer production for single-use plastic markets;
•	An assessment of the resilience of the company’s portfolio of petrochemical assets under virgin to recycled transition scenarios of five and ten years, and the financial risks associated with such scenarios

•	The benefits of such a shift in terms of plastic pollution avoided

•	Any risks or benefits to the Company’s finances or operations

SUMMARY

The scientific community has warned that plastic pollution may be nearing an irreversible tipping point.1,2 The current plastic lifecycle imposes costs on the environment, climate, and human health that are in total at least ten times higher than the market price of plastics.3 At the heart of the plastic pollution problem are single-use plastics, which make up the largest component of the nearly 11 million metric tons of plastics that flow into the oceans annually. Without drastic action, this rate is set to triple by 2040.4,5

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1 https://scitechdaily.com/global-plastic-pollution-may-be-nearing-an-irreversible-tipping-point

2 https://scitechdaily.com/earths-safe-planetary-boundary-for-pollutants-including-plastics-exceeded

3 https://wwf.panda.org/wwf_news/?3507866/These-costs-for-plastic-produced-in-2040-will-rise-to-US71-trillion-unless-urgent-action-is-taken

4 https://www.unep.org/interactives/beat-plastic-pollution/

5 https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done

2022 Proxy Memo Phillips 66 | Shareholder Proposal Regarding Report on Shift to Recycled Plastics

Chevron Phillips Chemical (CPChem), jointly owned by Phillips 66 and Chevron, is one of the world’s largest producers of single-use plastic resins and its production of virgin plastics is significantly expanding. In this resolution, shareholders ask Phillips 66 to follow through on its publicly stated commitment of “keeping plastic out of the environment and progressing toward a more circular economy” for plastics by assessing how the Company could shift its plastic business away from virgin and single-use plastics towards recycled plastic production. We urge a “Yes” vote on this proposal.

The Pew Charitable Trusts and SYSTEMIQ’s widely respected Breaking the Plastic Wave6 report found that the world can feasibly reduce ocean plastic pollution by 80 percent while still meeting the projected global demand for plastics by 2040 with “roughly the same amount of plastic in the system as today, and 11 percent lower levels of virgin plastic production.” This is laid out in the study’s central pathway, the System Change Scenario (the Pew Scenario), which uses a peer-reviewed methodology to conclude that an 80 percent reduction in ocean plastic pollution can be achieved with lower GHG emissions and costs than business-as-usual growth. While the Pew Scenario leverages multiple solutions like recycling and product substitution, the most significant action is a one-third absolute demand reduction (mostly of virgin single-use plastics) through elimination, reuse, and circular business models.7,8

RATIONALE FOR A YES VOTE

1.	Phillips 66 is exposed to economic risks, including stranded assets, as the world transitions away from virgin and single-use plastics to combat ocean plastic pollution.

2.	Phillips 66 (via CPChem) is the one of the world’s largest producers of single-use plastic resins and continues to expand its production of virgin plastics despite its own ambition to reduce ocean plastic pollution and create a circular plastics economy.

3.	Both Phillips 66 and CPChem fail to provide shareholders with sufficient analysis and disclosure on how it will achieve its commitments related to a circular economy nor on managing growing risks to its plastic production business.

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6 The Ellen MacArthur Foundation endorses Breaking the Plastic Wave as “one of the most analytically robust studies ever produced on ocean plastics.” Its first-of-its-kind model and peer-reviewed methodology, both of which were co-developed with 17 global experts on plastic pollution, make it an appropriate blueprint for companies to use in evaluating transition pathways towards a circular plastics economy.

7 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

8 https://www.pewtrusts.org/en/research-and-analysis/articles/2020/07/23/science-study-shows-that-nearly-80-percent-of-the-annual-plastic-flow-into-the-environment

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2022 Proxy Memo Phillips 66 | Shareholder Proposal Regarding Report on Shift to Recycled Plastics

DISCUSSION

1.	Phillips 66 is exposed to economic risks, including stranded assets, as the world transitions away from virgin and single-use plastics to combat ocean plastic pollution.

Major parts of the global community have come to the consensus that the current rate of expansion of virgin plastic production is unsustainable; recycling improvements alone are inadequate; and absolute demand reductions are critical. These conclusions are reflected in major recent reports by the United Nations, the Organization for Economic Co-operation and Development, and the US National Academies of Science, Engineering, and Medicine, and built into the System Change Scenario (the Pew Scenario) of Breaking the Plastic Wave.9,10,11 The Pew Scenario finds that an absolute demand reduction for virgin single-use plastics is critical to curbing ocean plastic pollution.

Countries and major brands have started to commit to significant cuts in the use of virgin and single-use plastics. In March, the UN Environment Assembly agreed to create the first legally binding global plastics treaty by 2024.12 Investors representing more than $5.5 trillion of assets under management have called for the U.N. treaty to address the full lifecycle of plastics – from fossil fuel extraction to plastic waste management – and to incorporate the recommendations of Breaking the Plastic Wave.13 The latest progress report from the Ellen MacArthur Foundation’s Global Commitment found that virgin plastic use “appears to have peaked” for its committed member brands and retailers and is “set to fall faster by 2025.”14

In the Pew Scenario, virgin plastic demand would peak by 2027 – leaving an estimated $400 billion of global investment in virgin plastic production potentially stranded.15 Peers like BP have also assessed the potential impacts of significant plastic regulations. In its 2019 Energy Outlook, BP found that a global ban on single-use plastics by 2040 would reduce oil demand growth by 60 percent.16

This changing environment is likely to have significant implications for the producers of single-use plastic resins, of which Phillips 66 (via CPChem) is one of the world’s largest. Shareholders expect major polymer producers like Phillips 66 to transition to position their businesses for a world in which virgin and single-use plastic demand is declining or to state why it fails to do so. One method of transitioning is to begin adapting to a circular economy for plastics – one centered on the production of recycled plastic polymers and away from business models centered on virgin and single-use plastics.

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9 https://www.unep.org/news-and-stories/press-release/comprehensive-assessment-marine-litter-and-plastic-pollution

10 https://www.oecd.org/newsroom/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm

11 https://www.washingtonpost.com/climate-environment/2021/12/01/plastic-waste-ocean-us/

12 https://www.nytimes.com/2022/03/02/climate/global-plastics-recycling-treaty.html

13 https://www.asyousow.org/blog/investor-call-for-a-global-treaty-on-plastic-pollution

14 https://ellenmacarthurfoundation.org/global-commitment/overview

15 https://carbontracker.org/reports/the-futures-not-in-plastics/

16 https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/energy-economics/energy-outlook/bp-energy-outlook-2019.pdf#page=18

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2022 Proxy Memo Phillips 66 | Shareholder Proposal Regarding Report on Shift to Recycled Plastics

2.	Phillips 66 (via CPChem) is the one of the world’s largest producers of single-use plastic resins and continues to expand its production of virgin plastics despite its own ambition to reduce ocean plastic pollution and create a circular plastics economy.

The Minderoo Foundation’s groundbreaking Plastic Waste Makers Index found that just 20 polymer producers are responsible for more than half of the world’s single-use plastic production.17 The results of the study show that Phillips 66’s CPChem is the 15th largest global producer of single-use plastic resins, with more than 40 percent of its primary plastic polymer production destined for single-use applications in 2019. CPChem’s two largest “world-scale” plastic growth projects, which await final investment decisions this year, are estimated to increase its virgin plastic production capacity by roughly 35 percent – an expansion more than three times greater than its 2030 circular polymer target.18,19 This indicates that the Company’s efforts to combat ocean plastic pollution through circular plastic production are largely undermined by its continuous expansion of virgin plastic production. Shareholders seek information from CPChem as to the validity of this third-party analysis and to understand the exposure, and contribution of the company, to the single-use plastic supply chain. The Company should provide this information to stakeholders to ensure accuracy.

3.	Both Phillips 66 and CPChem fail to provide shareholders with sufficient analysis and disclosure on how it will achieve its commitments related to a circular economy nor on managing growing risks to its plastic production business.

In its latest sustainability report, CPChem states that its “vision is to create a fully circular economy for plastics” and that it is on a “journey to eliminate plastic waste on land and in the oceans.”20 Yet, neither CPChem nor Phillips 66 mention “single-use” or “problematic” plastics in its disclosures, much less discuss CPChem’s significant contribution to the single-use plastic supply chain and the growing risk of its production of virgin plastics. By failing to respond to these issues and external third-party analyses of these issues, including the Plastic Waste Makers Index, shareholders are left in the dark about such company risks.

CPChem has set a circular polymer target of 1 billion pounds (roughly 450,000 metric tons) by 2030, but this goal is dwarfed by the nearly 1.6 million metric tons of additional virgin plastic capacity it is estimated to add from its multi-billion dollar U.S. Gulf Coast II and Ras Laffan petrochemical projects.21 In other words, CPChem is expanding its virgin plastic production capacity much faster than its production of circular plastics. In fact, assuming that both projects are completed by 2030, CPChem’s current circular polymer commitments are estimated to account for less than 8 percent of its plastic production volumes by 2030. These commitments lacks the necessary ambition required for the company to transition to a circular economy centered on the production of recycled plastics.

While Phillips 66 lists “increased concerns regarding plastic waste in the environment” and other “regulations and rules” that “could reduce demand for CPChem’s plastic products” as a risk factor in its 10-K, the Company has failed to be transparent about how its business could be disrupted from the global transition to a circular plastics economy or whether its investments into the circular economy are at the scope or scale needed to significantly address the plastic pollution problem. The System Change Scenario (the Pew Scenario) of Breaking the Plastic Wave sets forth a robust transition scenario that could meet CPChem’s ambition to end ocean plastic pollution. Shareholders request that the Company analyze how it could transition its plastic production business model away from virgin plastics and towards recycled plastics, as set forth in the Pew Scenario, and publicly disclose any potential risks and benefits from such a transition.

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17 https://www.nytimes.com/2021/05/18/climate/single-use-plastic.html?action=click&module=RelatedLinks&pgtype=Article

18 https://s22.q4cdn.com/128149789/files/doc_presentations/2022/02/07/Investor-Update-February-2022-vF.pdf#page=22

19 https://www.minderoo.org/plastic-waste-makers-index/

20 https://www.cpchem.com/sites/default/files/2021-07/2020_Sustainability_Report1.pdf#page=35

21 https://www.bicmagazine.com/departments/operations/cpchems-hebert-petrochemicals-vital-for-growing-populations/

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2022 Proxy Memo Phillips 66 | Shareholder Proposal Regarding Report on Shift to Recycled Plastics

RESPONSE TO PHILLIP 66’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board claims that it is not necessary to assess how the Company could shift its plastic business towards circular plastic production. It implies that CPChem’s own recycling investments and current reporting sufficiently address any potential impacts from the global ambition to combat ocean plastic pollution. A discussion of the general risk categories listed in the Company’s response, however, does not sufficiently address the concerns raised above, including how CPChem’s recycling investments are dwarfed by its rapid expansion of virgin plastic production and how reduced demand for virgin plastic may impact its business.

CONCLUSION

We recommend a “Yes” vote on this Shareholder Proposal asking the Company to assess how it can transition its plastic production business to center around recycled plastics to combat ocean plastic pollution and decrease transition risk. As one of the world’s largest producers of single-use plastic resins, Phillips 66 fails to provide shareholders with sufficient analysis of the growing risks related to its expanding production of virgin and single-use plastics or the scale of its commitments to the circular economy.

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For questions, please contact:    Joshua Romo, As You Sow, jromo@asyousow.org or

Conrad MacKerron, As You Sow, mack@asyousow.org

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